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                               February 7, 2024

       Jason Murray
       Chief Executive Officer
       PACS Group, Inc.
       262 N. University Ave.
       Farmington, UT 84025

                                                        Re: PACS Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
25, 2024
                                                            CIK No. 0002001184

       Dear Jason Murray:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 4, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 5 and reissue the comment in part. The revised disclosure does not
appear to sufficiently balance the existing disclosure. For example, it mentions that you are
in a regulated industry but appears to present this as a neutral fact or even a strength. Please
revise to balance the existing disclosure. Please also revise to balance your disclosure
regarding your revenue, net income, Adjusted EBITDA and
                                                        CAGR, such as by
providing a more fulsome discussion of your operating expenses.
 Jason Murray
FirstName LastNameJason Murray
PACS Group,  Inc.
Comapany7,NamePACS
February   2024      Group, Inc.
February
Page 2 7, 2024 Page 2
FirstName LastName
Risk Factors
We face and are currently subject to surveys, investigations, and other proceedings relating to our licenses and certification..., page 45

2. We note your response to prior comment 11 and your statement added to page 45: "These facilities received such status as a result of accumulating an above average number of survey deficiency points over the course of multiple surveys, some of which occurred prior to their acquisition." Please revise to define "survey deficiency points" and list those that your facilities accumulated.
Management's Discussion and Analysis Of Financial Condition and Results Of Operations, page
69

3. We note your disclosure on page 70 that you do not have a controlling financial interest in the joint ventures and that you are not the managing member for any of the joint ventures in which you are invested. Please revise your disclosure throughout the registration statement, including your risk factor disclosure as applicable, to clarify that each joint venture is governed by a managing member that makes significant decisions that impact the performance of the joint venture and you are not the managing member for any of the joint ventures in which you are invested.
Key Skilled Services Metrics, page 72

4. Please revise your descriptions, definitions and tables to provide more clarity as these are not readily understandable. For example:

                Certain of your definitions appear circular as you are defining terms by using the same words as used in the term (e.g., Skilled mix by revenue represents skilled revenue as a percentage of routine skilled nursing services revenue, etc.);
                You state skilled nursing services revenue represented over 99% of patient and resident service revenue for 2022 and 2021, whereas there is a skilled mix by revenue that represents something different and much less than 99%;
                Your headings and definitions in the definition section do not appear to align and correspond to the actual table (e.g., the skilled mix by revenue heading is comprised of routine revenue and skilled revenue on page 72, but there is no routine revenue nor skilled revenue on page 73); and
                Items appearing adjacent to each other under a heading appear to make up two parts of a whole, but this is not the case (i.e., under skilled mix on page 73).

         Please make revisions to address these items. In addition, where you provide a percentage or number related to one part of a whole, please provide the remaining parts of that whole and sum these amounts. Lastly, please do not provide embedded percentages as part of your definitions, but provide these percentages in an appropriate part of the table, to facilitate an understanding.
 Jason Murray
PACS Group, Inc.
February 7, 2024
Page 3
Non-GAAP Financial Measures, page 75

5. We have reviewed your revised disclosure and response to prior comment 15 and note that Adjusted EBITDAR is a financial valuation measure. Please limit its disclosure to only the most recent period presented as presentation for comparative periods may indicate that the measure is also a performance measure. Please also expand your disclosure to include greater detail and specificity regarding the limitations of Adjusted
         EBIDTAR. Lastly, please revise your disclosure to have separate presentation of Non-
         GAAP Performance Measures and the Non-GAAP Valuation Measure. Please make corresponding changes to Summary Consolidated Financial and Other
Data.
Liquidity & Capital Resources
Operating Activities, page 83

6. We have reviewed your revised disclosure in response to prior comment 17 and note your reference to an increase in days sales outstanding. Please quantify the days' sales outstanding for the balance sheet dates and describe the reason for the increase, in your filing.
Compensation Discussion And Analysis
Base Salaries, page 121

7. We note your disclosure on page 121 that in connection with the termination of the consulting and strategic advisory services agreement with Helios, a limited liability company owned by Messrs. Murray and Hancock, the base salaries for each of Messrs.
         Murray and Hancock were increased to $5,000,000, effective as of January 1, 2024.
         Please revise to clarify the relationship between the termination of the agreement and the base salary increase.
Financial Statements, page F-1

8. We have reviewed your revised disclosure in response to prior comment 22 and have the following comment. Please revise your disclosure to identify with greater specificity the significant judgments and changes in judgments, including the related qualitative and
FirstName LastNameJason Murray
       quantitative information, made in applying ASC 606, as set forth in ASC 606-10-50-1, 50-
Comapany    NamePACS
       17, and           Group,
               50-20. Please      Inc. as part of your response the specific
disclosure that you
                              identify
       have
February     determined
          7, 2024 Page 3fulfills the disclosure requirements.
FirstName LastName
 Jason Murray
FirstName LastNameJason Murray
PACS Group,  Inc.
Comapany7,NamePACS
February   2024      Group, Inc.
February
Page 4 7, 2024 Page 4
FirstName LastName
       Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Shayne Kennedy, Esq.